UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of FEBRUARY 2010

BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                 No ☒

Attached hereto and incorporated by reference herein is a description of the rights of Blue Square shareholders which expands on the information contained in Item 10.B of Blue Square's Annual Report on Form 20-F for the year ended December 31, 2008.  The additional information has been obtained from Blue Square's Articles of Association.  The attached is being incorporated by reference into Blue Square's shelf prospectus to be published in Israel in order to satisfy applicable disclosure requirements in Israel.

This Form 6-K is hereby incorporated by reference into Blue Square's Registration Statement on Form S-8 (Registration No. 333-149175).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Date: February 17, 2010	BLUE SQUARE – ISRAEL LTD.

	By:	/s/ Elli Levinson Sela

Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary

Description of Ordinary Shares

The following is a description of our ordinary shares.  Our authorized share capital is 100,000,000 ordinary shares, par value NIS 1.0 per share.

The ordinary shares do not have preemptive rights, preferred rights or any other right to purchase the company's security. Neither our Articles of Association nor the laws of the State of Israel restrict the ownership or voting of ordinary shares by non-residents of Israel, except for subjects of countries which are enemies of Israel.

Register of Shareholders and the Issue of Share Certificates. Blue Square keeps a register of shareholders and a register of material shareholders, managed by our secretary.  A shareholder, who was entered as a shareholder in Blue Square’s register of shareholders, is entitled to receive from Blue Square, without payment one certificate or a number of certificates, in accordance with Blue Square's resolution, in respect of all the shares of a particular class registered in his name, which shall specify the number of shares and any other detail which in the board of directors' opinion is important. In the case of a jointly held share, Blue Square shall not be liable to issue more than one certificate to all the joint shareholders, and the delivery of such a certificate to one of the joint shareholders shall be deemed delivery to all of them.

Where two or more persons are registered as joint holders of a share, each of them may confirm the receipt of a dividend or other payments in connection with such share and his confirmation shall bind all the joint shareholders.

We do not have to recognize any person as holding a share on trust, and are not bound or compelled to recognize any equitable, contingent, future or partial interest in any share, or any other interest in connection with a share, save for the absolute right of the registered holder in respect of any share, except in reliance upon a judicial decision or pursuant to the requirements of any law.

Bearer Share Deed. We shall not issue bearer share deeds from which we derive that the holders thereof have a right in the shares specified therein.

Lien. We shall have a first and paramount charge and right of lien on all the shares not paid up in full which are registered in the name of any shareholder, and on the proceeds from the sale thereof, in relation to monies (whether currently payable or not) called or payable at a fixed time in respect of such shares.

We shall also have a first and paramount charge over all the shares (other than fully paid shares) registered in the name of any shareholder to secure monies due from him or from his property, whether such debts are due from him alone or together with others. The said charge shall also apply to dividends declared from time to time on such shares.

Calls for Payment. All shares must be fully paid.  In the event that shares have not been fully paid, if, pursuant to the conditions of the allotment of the shares, there is no fixed date for the payment of any part of the price payable for them, the board of directors may from time to time make calls upon the shareholders in respect of the monies not yet paid in relation to the shares held by them (“calls" or "call", as the case may be).

The call shall determine the date by which the amount specified therein must be paid, together with interest, linkage and the expenses incurred as a result of the non-payment, at the rates and for the amounts prescribed by the board of directors. Such date shall not be less than 30 days from the date of the call.

The call shall also specify that in the event of non-payment by the date fixed as required, the shares in relation to which the call is being made are likely to be forfeited. If a shareholder does not comply with the call, any share in relation to which the said call has been made may be forfeited at any time thereafter, pursuant to a resolution of the board of directors. Share forfeitures shall include all the dividends on such shares that have not been paid prior to the forfeiture, even if declared.

A shareholder whose shares have been forfeited shall, notwithstanding the forfeiture, be liable to pay us for all the calls not paid in relation to such shares prior to the forfeiture, together with interest, linkage and expenses up to the date of the payment as though the shares had not been forfeited, and to comply with all the other claims and demands enforceable by us in relation to the shares up to the date of the forfeiture, without a deduction or discount for the value of the shares on the date of the forfeiture. His obligation shall only come to an end after we have received the full payment specified at the time of the issue of the shares.

A shareholder shall not be entitled to his rights as shareholder, including to a dividend, unless he has paid all the amounts detailed in the calls made on him, together with interest, linkage and expenses, if any, unless otherwise prescribed by the board of directors.

The board of directors may sell, re-allot or otherwise transfer any share forfeited in such manner as it resolves, including without consideration, provided that Blue Square is paid the full nominal value in respect of such share.

A shareholder whose shares have been forfeited shall, notwithstanding the forfeiture, be liable to pay us for all the calls not paid in relation to such shares prior to the forfeiture, together with interest, linkage and expenses up to the date of the payment as though the shares had not been forfeited, and to comply with all the other claims and demands enforceable by us in relation to the shares up to the date of the forfeiture, without a deduction or discount for the value of the shares on the date of the forfeiture. His obligation shall only come to an end after we have received the full payment specified at the time of the issue of the shares.

A shareholder shall not be entitled to participate in and vote at any general meeting or to be counted amongst those present so long as he owes Blue Square any payment called in respect of the shares held by him, unless the shares' issue conditions otherwise provide.

Transfer of Shares.  Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to our Articles of Association unless that transfer is restricted or prohibited by another instrument. A transfer of shares which are not fully paid, or of shares on which Blue Square has a lien or encumbrance, are not valid, unless approved by the board of directors which may, in its absolute discretion and without giving any grounds therefor, refuse to register such a transfer. The board of directors may refuse a transfer of shares as aforesaid and may make such a transfer conditional upon the transferee undertaking, to the extent and in the manner prescribed by the board of directors, to perform the transferor's obligations in respect of the shares or the obligations in respect of which Blue Square has a lien or an encumbrance on the shares.  The transfer of part of a share shall not be valid.  Blue Square may demand the payment of a fee for registering the transfer of such amount as prescribed by the board of directors from time to time.  A person acquiring a right to a share as a result of their transferal shall be entitled to dividend and the other rights in respect of the share and may accept and give receipts for dividend or other payments payable in connection wit the share, but shall not be entitled to receive notices of Blue Square's general meetings and to participate therein or vote thereat in connection with such share or exercise any right vested by the share, save for the aforementioned, unless he has been entered into the shareholders' register.  Upon the death of a shareholder, Blue Square shall recognize the guardians, administrators of the estate or executors of the will, or in the absence of any of the aforementioned, the shareholder's legal heirs, as the only persons having a right to his shares, after entitlement thereto is proved as prescribed by the board of directors.  Where the deceased shareholder held shares jointly with others, Blue Square shall recognize the surviving joint shareholders as holders of the said shares, unless all the joint shareholders have notified Blue Square in writing prior to the death of one of them of their wish that this provision shall not apply; however, such shall not exempt the estate of a joint shareholder from any obligation by which the joint shareholders would have been bound were it not for his death.

The transferor shall continue to be considered the holder of the shares being transferred until the transferee's name is entered in the Company's register of shareholders.

The share transfer deed shall be submitted to the office for registration together with the certificates in which the shares to be transferred are registered (if issued) and any other proof, which we require regarding the transferor's proprietary right in the shares or his right to transfer them. The share transfer deeds shall remain with us. We shall not be bound to keep share transfer deeds and share certificates, which have been cancelled.

A joint shareholder wishing to transfer his right in a share, who is not in possession of the share certificate, shall not be obligated to attach the share certificate to the share transfer deeds, provided that in the share transfer deeds it shall state that the transferor does not hold the share certificate relating to the share in which his right is being transferred and that the share that is being transferred is jointly held, together with details of the other joint shareholders. A person acquiring a right to shares in consequence of his position as guardian, administrator of the estate, executor of the will, heir, receiver, liquidator or trustee on bankruptcy of a shareholder or pursuant to the provisions of any other law may, on furnishing proof of his right, as required by the board of directors, be registered as the holder of the shares or transfer them to another person, subject to the provisions of the articles in relation to transfer.

Notices.  Under the Israeli Companies Law and our Articles of Association, we are required to publish notices in two Hebrew-language daily newspapers at least 14 calendar days’ prior notice of an ordinary shareholders’ meeting and at least 21 calendar days’ prior notice of any shareholders’ meeting in which the agenda includes matters which may be voted on by voting instruments. Under regulations promulgated under the Israeli Companies Law, however, we are required to publish notice in two daily newspapers at least 35 calendar days prior to any shareholders’ meeting in which the agenda includes matters which may be voted on by voting instruments. Regulations under the Israeli Companies Law exempt companies, like Blue Square, whose shares are listed for trading both on a stock exchange in and outside of Israel, from some provisions of the Israeli Companies Law. An amendment to these regulations exempts us from the requirements of the Israeli proxy regulation, under certain circumstances.

According to the Israeli Companies Law and the regulations promulgated thereunder, for purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix the record date not more than 40 nor less than four calendar days prior to the date of the meeting, provided that an announcement regarding the general meeting shall be given prior to the record date.

The notice of a general meeting shall specify the type of meeting, the place and time at which the meeting shall be convened, its agenda, a summary of the proposed resolutions, the majority required to pass the resolutions, the date determining the shareholders' entitlement to participate in and vote at the general meeting in accordance with section 182 of the Companies Law as long as these details required by law and any other detail required pursuant to the law.

Election of Directors.  Our ordinary shares do not have cumulative voting rights in the election of directors.  As a result, the holders of ordinary shares representing more than 50% of our ordinary shares and voting power have the power to elect all of our directors, other than our external directors, whose election requires, in addition to the vote of a majority of shareholders, that at least one-third of the non-controlling shareholders who participate in the vote, vote for their nomination, or that less than one percent of the non-controlling shareholders vote against their nomination.  Currently, Alon Retail has the power to elect all of our directors other than our two external directors.  See Item 3.  Key Information - D. Risk Factors - “Alon Retail (formerly Bronfman-Alon) is able to control the outcome of matters requiring shareholder approval.”

Directors. The number of directors shall be not less than five nor more than 15, unless the general meeting otherwise resolves.

The directors shall be elected at each annual meeting and shall hold office until the end of the next annual meeting and so long as an annual meeting is not convened, unless their office is vacated prior thereto in accordance with the provisions of these articles. The elected directors shall enter into their positions from the end of the meeting at which they are elected, unless a later date is specified in the resolution appointing them. At every annual meeting the directors appointed at the previous annual meeting shall be deemed to have resigned from their office. A resigning director may be re-elected. Notwithstanding the foregoing, if no directors are appointed at an annual meeting, the current directors shall continue to hold office.

A special meeting of Blue Square may appoint directors for Blue Square instead of directors whose office has been terminated and wherever the number of members of the board of directors falls below the minimum specified in the articles or by the general meeting.

The provisions above shall not apply to the appointment and tenure of external directors, in respect of whom the provisions of the Companies Law shall apply.

The office of a director shall terminate in any one of the following cases: (1) if he resigns from his office by a letter signed by him which is submitted to Blue Square; (2) if his office is terminated, in accordance with the provisions of the Companies Law; (3) if he is dismissed from his office following a resolution passed by our general meeting, before the end of his term of office, provided that the director had been given a reasonable opportunity to present his position to the general meeting.

Dividend and Liquidation Rights.  Our profits, in respect of which a resolution was passed to distribute them as dividend or bonus shares, shall be paid pro rata to the amount paid or credited as paid on account of the nominal value of shares held by the shareholders. Dividend or bonus shares shall be distributed amongst anyone who becomes a shareholder on the date of the resolution on the distribution or at a later date, if another date is prescribed therefore in such resolution (the "determining date").  If not otherwise provided in the shares' issue conditions or in the general meeting's resolution, all the dividends and bonus shares on shares which are not fully paid within any period in respect of the dividends or bonus shares are payable shall be paid pro rata to the amounts paid or credited as paid on the nominal value of the shares during any part of the said period (pro rata temporis).  The board of directors may, in its discretion, make provisions to special funds of any amount from our profits, or from a revaluation of our assets, or our proportional part in the revaluation of the assets of our affiliates, and determine the purpose of these funds.

In the event of Blue Square’s liquidation, the liquidator may, with the general meeting’s approval, distribute parts of the company's property in specie among the shareholders and he may, with similar approval, deposit any part of the company's property with trustees in favor of the shareholders as the liquidator, with the approval mentioned above deems fit.

Payment of Dividends. The board of directors may distribute dividends subject to any applicable law. If not otherwise provided in the resolution on the dividend's distribution, it shall be possible to pay any dividend less the tax required pursuant to the law by a cheque to the payee alone, which shall be sent by registered mail in accordance with the registered address of the shareholder entitled thereto, or by a bank transfer. Any such cheque shall be made out to the order of the person to whom it is being sent. In the case of registered joint shareholders, the cheque shall be sent to the shareholder whose name is entered first in the register of shareholders in relation to the joint shareholding. The dispatch of the cheque to a person who on the prescribed date is entered in the register of shareholders as the holder of a share, or in the case of joint shareholders - one of the joint shareholders, shall serve as a release in relation to all the payments made in connection with such share. We may resolve that we shall not send a cheque under a certain amount, and the dividend amounts that should have been payable as aforesaid shall be treated as unclaimed dividend.

The board of directors may invest any dividend not claimed within a year of being declared or otherwise use it in favor of Blue Square until it is claimed. We shall not be liable to pay interest or linkage for unclaimed dividend.

 Where we declare a dividend, we may resolve that such dividend shall be paid, in whole or in part, by the distribution of particular assets, including paid shares or debentures of any other company or by a combination of such assets.

Capitalization of Profits and the Distribution of Bonus Shares. Subject to any applicable law, our undistributed profits, or premium on shares, or funds created from a revaluation of our assets, or funds created on an equity basis from the profits of affiliated companies, or from a revaluation of the assets of affiliated companies and capital redemption funds - may be capitalized and distributed amongst the entitled shareholders, pursuant to the provisions of our Articles of Association, to be held by them as capital, and all or any of the money from this capitalization may be used in the name of such shareholders for the full payment, at the nominal value or with such premium as the resolution prescribes, of shares distributed in accordance therewith, and such distribution or payment shall be accepted by such shareholders as full consideration for their benefit in the aforementioned capitalized amount, as prescribed by the board of directors.

Where the we resolve to distribute bonus shares, we may resolve to transfer to a special fund designated for a distribution of bonus shares in the future such amount the capitalization of which would be sufficient to allot to anyone who at such time has a right to purchase our shares (including a right which is only exercisable at a later date) bonus shares of such nominal value as would have been due to him had he exercised the right to purchase the shares prior to the determining date at the price of the right in force at such time. If after the determining date the holder of the said right exercises his right to purchase the shares or part thereof, the board of directors shall allot him fully paid bonus shares at such nominal value and of such class as would have been due to him had he exercised the right to purchase the shares which he actually purchased prior to the determining date, by appropriate capitalization that shall be effected by the board of directors from the said special fund. With regard to determining the nominal value of the bonus shares that are distributed, any amount transferred to the special fund created in respect of a distribution of previous bonus shares shall be treated as though already capitalized and as if shares entitling the holders of the right to purchase our shares to bonus shares had already been allotted therefrom.

In a distribution of bonus shares, all shareholders shall receive shares of a uniform class or of the class which vested him with the rights to receive the bonus shares, as prescribed by the board of directors.

In order to implement any resolution pursuant to the provisions of out of our Articles of Association, the board of directors may settle any difficulty arising in relation to a distribution of bonus shares as it deems fit, and in particular may issue certificates for fractions of shares and sell the fractions in order to pay the proceeds thereof to entitles and may determine the value for the purpose of distribution of certain assets and resolve that payments in cash shall be made to the shareholders in reliance upon the value so prescribed, or that fractions whose value is less than NIS 1 shall not be taken into account for the purpose of adjusting the rights of all the parties. The board of directors may pay cash or grant these particular assets to trustees on trust in favor of the persons entitled to dividend or capitalized fund, as it deems beneficial.

Reorganization. At the time of selling Blue Square's property, the board of directors, or the liquidators (in the case of winding up) may, if so permitted in a resolution passed by our general meeting by a special majority, accept fully or partially paid shares, debentures or securities of another company, Israeli or foreign, incorporated or about to be incorporated for the purpose of purchasing Blue Square's property, or part thereof, and the directors (if our profits so permit) or the liquidators (in the case of winding up) may distribute the shares or securities mentioned above or any other property of Blue Square amongst the shareholders, without realizing them or depositing them with trustees for the shareholders.

The general meeting may, in a resolution passed by the general meeting by a special majority, resolve on a valuation of the securities or property mentioned above at such price and in such manner as the general meeting resolves, and all the shareholders shall be liable to accept any valuation or distribution permitted as aforesaid and waive their rights in such regard, save, where Blue Square is about to be wound up or is in winding up proceedings, for those legal rights (if any) which pursuant to the provisions of the law may not be altered or qualified.

General Meeting. The matters within the general meeting's authority are: (a) alterations to our Articles of Association, (b) the exercise of the board of directors' powers, provided that the general meeting has prescribed that the board of directors is unable to exercise its powers and that the exercise of any of its powers is essential for proper management of Blue Square, (c) the appointment or renewal of the appointment of the auditor, the termination of his office or the non-renewal thereof and the determination of his remuneration in accordance with the provisions set forth in our Articles of Association, (d) the appointment of directors, including external directors, and the termination of their office in accordance with the provisions set forth in our Articles of Association, (e) the approval of acts and transactions requiring the general meeting's approval in accordance with the provisions of Sections 255 and 268 - 275 of the Companies Law, (f) alterations to our share capital, in accordance with the provisions set forth in our Articles of Association, (g) to approve a merger as provided in section 320 of the Companies Law and (h) any resolution which must be passed pursuant to the law or our Articles of Association by a resolution of the general meeting. in addition it is within the general meeting's authority to transfer powers between the organs in accordance with the limitations provided in our Articles of Association.

General Meeting's Agenda. The general meeting's agenda shall be prescribed by the board of directors and may also include matters in respect of which a special meeting is required, and matters obliged in accordance with the provisions below.  One or more shareholders holding 1% of our voting rights may ask the board of directors to include a matter on the agenda of a general meeting to be held in the future. The board of directors shall include such a matter on the agenda provided that in its discretion such matter is suitable for discussion at a general meeting.  These provisions also apply to an adjourned meeting.

The general meeting may only pass resolutions on the matters on its agenda.

So long as not otherwise obliged by the law, the general meeting may pass or defeat a proposed resolution that was on the general meeting's agenda the text or a summary description of the main points of which was published by Blue Square, including with changes; however, it may not pass a resolution materially different from the proposed resolution.

Voting, Shareholders’ Meetings and Resolutions. Holders of ordinary shares are entitled to one vote for each ordinary share held on all matters submitted to a vote of shareholders.  Subject to the provisions of section 182(c) of the Companies Law and the Companies Regulations, the shareholders who are entitled to participate in and vote at a general meeting shall be the shareholders on the date prescribed in the resolution to call the general meeting. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present, in person or by proxy, or who has sent the company a voting instrument indicating the way in which he is voting, who hold or represent, in the aggregate, 50% or more of the voting rights of our outstanding share capital.  A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or any time and place as prescribed by the board of directors in notice to the shareholders. At the reconvened meeting one shareholder at least, present in person or by proxy constitute a quorum subject to the provisions of section 79 of the Israeli Companies Law.

With the agreement of a meeting at which a quorum is present, the chairman may, and on the demand of the meeting he must, adjourn the meeting from time to time and from place to place, as the meeting resolves. If a meeting is adjourned for more than 21 days, notice of the adjourned meeting shall be given in the same way in which notice is given of a first meeting.  The adjourned meeting shall not discuss any matters save for those which could have been discussed at the meeting at which the adjournment was resolved upon.

Annual general meetings of shareholders are held once every year within a period of not more than 15 months after the last preceding annual general shareholders’ meeting. The meeting shall be held at the company's registered offices, unless the board of directors has determined otherwise. The provisions of our Articles of Association relating to general meetings shall apply, mutatis mutants, to class meetings of Blue Square.  The annual general meeting shall be convened in order to pass resolutions on the following matters: (a) the appointment of directors and the termination of their office in accordance with the provisions of our Articles of Association; (b) the appointment of the auditor or the renewal of his office; (c) to discuss the financial statements and the board of directors' report submitted by Blue Square pursuant to the Israeli securities regulations as of December 31 of the calendar year preceding the year in which the general meeting is being held; (d) any other matter placed on the agenda.

The board of directors may call special general meetings of shareholders. The Israeli Companies Law provides that a special general meeting of shareholders may be called by the board of directors or by a request of two directors or 25% of the directors in office, whichever is the lower, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

If the board of directors does not convene a general meeting, as provided above, the person requesting the meeting may, and where shareholders are involved – also some of them, who have more than half the voting rights in Blue Square, convene the meeting themselves, provided that it is not held more than three months after the date the requisition was made, and it shall be convened, wherever possible, in the same manner in which meetings are convened by the board of directors.

Where the board of directors is requested to call a special meeting, as provided above, it shall do so within 21 days of the request being submitted, for a date that shall not be later than 35 days from the date on which the notice of the special meeting is published.

A special meeting shall only discuss and resolve on all the matters not discussed at the annual meeting which are detailed on the agenda of the special meeting.

An ordinary resolution requires approval by the holders of a majority of the voting rights present, in person or by proxy, at the meeting and voting on the resolution (or any other majority especially prescribed for such resolution pursuant to the law or our Articles of Association). If the votes are tied, the resolution shall be deemed to have been defeated.

A shareholder in whose favor a share is registered with a stock exchange member and such share is included amongst the shares entered in the register of shareholders in the name of a registration company may not participate in and vote at a general meeting unless he has given Blue Square confirmation of title, as required under the law.

A shareholder wishing to vote on a resolution the majority required to pass which includes the votes of those who do not have a personal interest shall notify Blue Square before the vote on the said resolution commences, or if voting through a proxy or voting instrument within the framework thereof, whether he does or does not have a personal interest in the resolution.  A shareholder who has not given such notice shall be deemed to have notified Blue Square that he does not have a personal interest in the resolution.

Subject to the provisions of the law, our secretary may, in his discretion, disqualify voting instruments or proxy appointment instruments in the following cases: (1) there is a reasonable apprehension that they are forged or were given by virtue of shares in respect of which other proxy appointment instruments or voting instruments were given; (2) in respect of voting instruments – (a) if more then one choice for a particular resolution is marked therein; (b) if in respect of resolutions the majority required to pass which includes the votes of persons who do not have a personal interest in the approval, it is not marked whether or not there is a personal interest as aforesaid.

A legally incapacitated person may only vote by a trustee, natural guardian or other legal guardian. These persons may vote in person or by proxy.

Where two or more shareholders are joint holders of a share, one of them shall vote, himself, by proxy or through a voting instrument. If more than one joint shareholder wishes to participate in the vote, only the first joint shareholder may vote. For such object, the first joint shareholder shall be the person whose name is entered first in the register of shareholders.

The general meeting's chairman shall procure that minutes are properly kept of every general meeting and they shall include the name of the shareholder or proxy and the number of shares held by him, as well as the main points of the discussion, all the resolutions passed or defeated at the general meeting and if passed, by what majority.

Voting by Proxy. A shareholder may appoint a proxy to participate and vote in his stead, at a particular general meeting or at our general meetings in general, personally or through a voting instrument, provided that the proxy appointment instrument is given to Blue Square at least two business days prior to the date of the general meeting. Notwithstanding the above, the chairman of the general meeting may approve, at his sole discretion, a proxy received by Blue Square at a later time prior to the general meeting. In the event that the proxy appointment instrument is not for a particular general meeting, a proxy appointment instrument deposited prior to one general meeting shall also be valid for subsequent general meetings. The foregoing shall also apply to a shareholder, which is a corporation, appointing a person to participate and vote in its stead at the general meeting. A proxy need not be a shareholder. The proxy appointment instrument shall be signed by the shareholder or by the person authorized therefor in writing, and if the appointee is a corporation, it shall be signed in the manner binding the corporation. We may demand that we be given written confirmation to our satisfaction of the authority of those signing to bind the corporation. The proxy appointment instrument shall be drawn up in the form of wording set forth in our Articles of Association. Our secretary may, in his discretion, accept a proxy appointment instrument in a different form of wording, provided that the changes are not material. Blue Square shall only accept an original proxy appointment instrument or a copy thereof, provided that it is certified by an attorney with an Israeli license or a notary. Voting pursuant to a proxy appointment instrument shall be legal even if prior thereto the shareholder dies or becomes legally incapacitated or bankrupt, or in the case of a corporation - is liquidated or cancels the proxy appointment instrument or transfers the shares in relation to which it is given, unless written notice is received at our office prior to the meeting that such an event has occurred.

Modification of Class Rights.  Under Blue Square’s Articles of Association, unless otherwise provided, the rights attached to any class, may be varied after a resolution is passed by general meetings of the shareholders of each class of shares separately or after obtaining the written consent of the holders of all the classes of shares.

Issuance of Shares and Other Securities. Our board of directors may issue shares and other securities of the Company, up to the limit of our registered share capital, subject to any applicable law, provided that private placement of our shares or convertibles of more than 10% of our outstanding share capital shall require the approval of the shareholders at a general meeting.

Our board of directors may resolve to issue a series of debentures within the framework of its authority to borrow on Blue Square's behalf, and within the limits of such authority.  The aforementioned does not negate the authority of the general manager or someone authorized by him to borrow on Blue Square's behalf, to issue debentures, promissory notes and bills of exchange, within the limits prescribed by the board of directors.

Allotment of Shares.  Blue Square’s board of directors has the power to allot or to issue shares to any person, with restrictions and conditions, for their nominal value or with a premium, as it deems fit.

Alterations to the Share Capital. The general meeting may at any time resolve to do any of the following acts: to increase our registered share capital, to divide our share capital into different classes of shares and to determine and alter the rights attached to each class of shares pursuant to the conditions specified in our Articles of Association, to consolidate and divide any or all of our share capital into shares of a nominal value greater than that specified in the articles, to cancel registered share capital, which has not yet been allotted, provided that we have not undertaken to allot such shares and to divide our share capital or any part thereof into shares of a nominal value smaller than that specified in our Articles of Association by a division of all or any of our shares at such time.

Amendment to the Articles of Association. We may amend our Articles of Association by a resolution adopted by a majority of two thirds of the shareholders entitled to vote and voting themselves, by proxy or through a voting instrument at a general meeting. Abstentions shall not be included in the count.